UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53174

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/ 202 /1___ AND ENDING ___12/3 12 20___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___G1 EXECUTION SERVICES, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER, LLP

(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of G1 EXECUTION SERVICES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Christina Weigand, Notary Public
Montgomery County
My Commission Expires November 8, 2025
Commission Number 1409542

Signature: [signature]

Title: TREASURER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

G1 EXECUTION SERVICES, LLC

(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G1 Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G1 Execution Services, LLC (the "Entity") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2014.

EISNERAMPER LLP
New York, New York
February 24, 2022



G1 EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2021
(dollars in thousands)

Assets

Cash	$	1
Receivable from clearing brokers		364,227
Securities owned - at fair value		1,312,962
Accrued trading receivables		5,397
Receivable from affiliate		131
Fixed assets (net of accumulated depreciation of $11,006)		2
Goodwill		5,750
Intangible assets (net of accumulated amortization of $8,903)		3,427
Other assets		2,620
Total assets	$	1,694,517

Liabilities and member's equity

Securities sold, not yet purchased - at fair value	$	1,367,473
Accrued trading payables		16,695
Payable to affiliates		3,184
Accrued compensation		4,074
Guaranteed payments to member		1,848
Accrued expenses and other liabilities		654
Total liabilities		1,393,928
Member's equity		300,589
Total liabilities and member's equity	$	1,694,517

See notes to statement of financial condition

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE A – ORGANIZATION

G1 Execution Services, LLC (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity generally acts as a market maker in listed and over-the-counter (OTC) equity securities. The Entity is 100% owned by G1X Holdings, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, and related revenues and expenses on a trade-date basis.

Interest income and expense are recorded on the accrual basis.

Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using either a straight-line method or a double-declining balance method over the estimated useful life of the assets.

Goodwill and intangibles represent the excess of the purchase price over the fair value of net tangible assets acquired through the Entity's business combinations. The Entity evaluates goodwill and intangible assets for impairment on at least an annual basis or when events or changes in circumstances indicate the carrying value may not be recoverable. Determining whether an asset's carrying value can be supported by its fair value is a subjective process that involves management estimates and judgments and use of various valuation methodologies.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of financial instruments that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

In accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"), the Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity continually monitors the capital adequacy of such organizations.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1:   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2:   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3:   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2021:

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Warrants/Rights:			
Market Maker/Facilitation	$1,312,962	$1,304,898	$8,064

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Liabilities measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
Equities/Warrants/Rights:			
Market Maker/Facilitation	$1,367,472	$1,366,063	$1,409
Debt Securities:			
Corporate	1	—	1

The amounts presented in each of the above tables include a net amount for those instances where the Entity holds the long and short positions for the same security symbols in different accounts.

Equity securities owned and equity securities sold, not yet purchased, that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

NOTE D – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 1,309,443	$ 1,365,866
Warrants	3,461	1,543
Rights	58	63
Debt securities	—	1
	$ 1,312,962	$ 1,367,473

NOTE E – RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by Merrill Lynch Professional Clearing Corp., Cowen and Company LLC, and BofA Securities, Inc.

At December 31, 2021, all of the securities owned and securities sold, not yet purchased, and the amounts receivable from clearing brokers reflected on the statement of financial condition are securities positions with and amounts due from these clearing brokers. The securities at these clearing brokers serve as collateral for the amounts payable to such clearing brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Entity.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE F – GOODWILL AND OTHER INTANGIBLES

At December 31, 2021, the Entity's goodwill had a carrying value of $5,750.

Intangible assets with finite lives, which are primarily amortized on a straight line basis, consist of the following:

Description	Original Useful Life (Years)	Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
E*TRADE Customer Relationship	12	4	$ 10,020	$ (6,593)	$ 3,427
Other Customer Relationships	7	—	1,850	(1,850)	—
			$ 11,870	$ (8,443)	$ 3,427

NOTE G – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with various entities, including Susquehanna Technology Management, Inc. ("STMI"), Susquehanna International Group LLP ("SIG"), and Susquehanna Israel Technologies Ltd ("SITLTD").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for these intellectual property related services pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $2,964 related to these foregoing costs and services.

SIG also provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $6 related to these services.

STMI and SITLTD provide administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI and SITLTD's discretion. Included in payable to affiliates are $158 and $6 , respectively, related to these services.

Affiliated broker-dealers execute trades for the Entity for which it pays a fee or receives a rebate, based on liquidity provided, based on monthly trading and execution charges, plus a surcharge to cover other costs. Included in receivable from and payable to affiliates is a net amount of $81 related to these fees as of December 31, 2021.

Guaranteed payments in 2021 are determined based on a certain class of the member's contributed capital.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE H – FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Entity trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, currency risk, credit risk, liquidity risk and other risks could exceed the related amounts recorded. In general, the Entity hedges its positions to mitigate these risks based on certain models. These models take into consideration the types of risks mentioned above in an attempt to identify arbitrage opportunities associated with various types of financial instruments held by the Entity. Losses may occur when the underlying assumptions on which the Entity's trading is based are not completely representative of actual market conditions. The success of any trading activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads and interest rates for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in relevant markets could adversely affect the Entity's operating results.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Currency risk is the risk that the fair value of financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its financial instruments and related transactions, the Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk stemming from the lack of marketability of a position that cannot be bought or sold quickly enough to prevent or minimize a loss.

While the use of certain forms of leverage, including margin borrowing and derivative instruments, can substantially improve the return on invested capital; such use may also increase the adverse impact to which the portfolio of the Entity may be subject.

Short selling, or the sale of securities not owned by the Entity, exposes the Entity to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Entity limits the risk associated with the short selling of equities by hedging with other financial instruments.

G1 EXECUTION SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2021
(dollars in thousands)

NOTE I – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include warrants and rights.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis as of December 31, 2021:

| | Approximate Annual Volume (Contracts)* | Fair Value | | Statement of Financial Condition Location |
		Assets	Liabilities	
Warrants	1,740,675	$ 3,461	$ 1,543	Securities owned; Securities sold, not yet purchased
Rights	54,905	58	63	Securities owned; Securities sold, not yet purchased

*Approximate annual volume of contracts shown is in thousands.

NOTE J – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a single-member LLC and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2021, management has determined that there are no material uncertain income tax positions.

NOTE K – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $1,000, whichever is greater. As of December 31, 2021, the Entity had net capital of $257,015, which exceeded its requirement of $1,764 by $255,251.

NOTE L – SUBSEQUENT EVENTS

Subsequent to year end, the member made capital contributions of $170,000 and had withdrawals of $160,000.